919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

Martin C. Glass Tel +1 212 891 1672 mglass@jenner.com

December 22, 2015

Via EDGAR AND OVERNIGHT COURIER

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Snyder’s-Lance, Inc. Registration Statement on Form S-4 Filed November 25, 2015 File No.: 333-208214

Dear Ms. Nguyen:

On behalf of Snyder’s-Lance, Inc. (the “Registrant” or “Snyder’s-Lance”), we hereby submit the Registrant’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 17, 2015 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger and Reorganization dated as of October 27, 2015, among the Registrant, Diamond Foods, Inc. (“Diamond”), Shark Acquisition Sub I, Inc. and Shark Acquisition Sub II, LLC.

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes a related joint proxy statement/prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on November 25, 2015.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 40

1.	We understand that you will be updating your registration statement to include the more current financial information of Diamond Foods, Inc. as filed in its

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

United States Securities and Exchange Commission

December 22, 2015

Form 10-Q for the quarter ended October 31, 2015. Tell us whether you also intend to update your pro forma financial statements to include this more current information and, if so, the manner by which you would have a consistent approach with regard to the difference in reporting periods for both the annual and interim presentations.

Response:

In response to the Staff’s comment, the Registrant has incorporated by reference the Diamond Form 10-Q for the quarter ended October 31, 2015 and revised the disclosure on page 202 to reflect this incorporation. The Registrant does not, however, intend to update its pro forma financial statements for the recently filed Diamond 10-Q for the quarter ended October 31, 2015.

Rule 11-02(c)(1) under Regulation S-X requires a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant (in this case, Snyder’s-Lance) is required by Rule 3-01 under Regulation S-X. Similarly, Rule 11-02(c)(2) requires a pro forma condensed statements of income be filed for the Registrant’s most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

As the most recent interim date for which a balance sheet of the Registrant is required by Rule 3-01 under Regulation S-X is October 3, 2015, we respectfully submit that it would not be appropriate to use Diamond’s 10-Q for its later period ended October 31, 2015 as a basis for the Registrant’s pro forma financial statements.

The Staff is supplementally advised that the Registrant has reviewed Diamond’s Form 10-Q for the period ending October 31, 2015 and there have been no material transactions, events or changes in Diamond’s business for the three month period subsequent to Diamond’s Form 10-K for the period ended on July 31, 2015. The Registrant did, however, reference in Footnote 7 on page 53 the grant of 330,000 equity awards by Diamond in October 2015.

Note 4 – Estimate of Consideration Expected to be Transferred, page 49

2.	Please clarify your intentions with regard to updating the purchase price computation based on a more current stock price and changes to the number of outstanding shares prior to effectiveness. Please also clarify your disclosure in footnote (a) regarding the rationale for excluding the recent stock-based compensation grants.

United States Securities and Exchange Commission

December 22, 2015

Response:

In response to the Staff’s comment, we respectfully inform the Staff that the Registrant intends to update the purchase price and pro forma statements utilizing a more recent market price for the Registrant’s common stock closer to the effective date of the filing in the final amended filing. The Registrant excluded the October 2015 stock based compensation grants in that they were not outstanding as of July 31, 2015. However, the Registrant included in footnote (a) the additional grants in order to provide the impact of subsequent grants from July 31, 2015 to the purchase price computation.

Note 5 – Estimate of the Assets and Liabilities to be Assumed, page 50

3.	Please expand your disclosure regarding your attribution of purchase price to fixed assets to clarify the limitations that preclude a reliable estimate, as you have indicated may lead to material variation on the closing date. For example, please explain what you mean by an “appropriate valuation premise” and how the knowledge that it requires differs from which you claim to have regarding the composition of assets being acquired. Since you have also computed adjustments to depreciation expense reflected in costs of sales, as referenced in your discussion of Item (Q) on page 57, please clarify how you have determined that adjustment is factually supportable, given the limited knowledge of assets being acquired.

With reference to your disclosure on pages 51 and 57, indicating that you have applied knowledge about other acquisitions in figuring your purchase price allocation and determining useful lives of fixed assets, please identify these other transactions and explain how you determined that they were comparable and provided a reasonable and factual basis on which to compute the pro forma adjustments.

Response:

In response to the Staff’s comment, the Registrant has updated its discussion of the valuation of fixed assets on page 51 to include management’s limitations with regard to its attribution of purchase price to fixed assets. In addition, the Registrant has removed its reference to the “appropriate valuation premise”.

United States Securities and Exchange Commission

December 22, 2015

We respectfully inform the Staff that management of the Registrant utilized certain of its prior purchase price valuations, including the merger of Snyder’s of Hanover, Inc. and Lance Inc. in 2010, as well as the acquisition of Baptista’s Bakery, Inc. in 2014 to guide its estimate of the purchase price allocation and in determining the useful lives of fixed assets being acquired in the transaction. Both of these transactions included snack food manufacturing facilities comprised of both real property and machinery and equipment utilized for production of snack food products. In addition, the merger of Snyder’s of Hanover, Inc. and Lance, Inc. included older manufacturing facilities, whereas the acquisition of Baptista’s Bakery, Inc. included a relatively new manufacturing facility. Accordingly, the Registrant believes that these transactions provide a reasonable proxy for determining the applicable estimated valuation adjustment, as well as the estimated useful life of assets to be acquired for the purpose of calculating proforma depreciation adjustments.

4.	We understand that you have not provided any pro forma adjustment to the book value of contingencies reflected in the Diamond Food historical financial statements, as mentioned in your disclosure on page 52, because you are relying on their assessments of the contingencies and application of FASB ASC 405. Please update this disclosure as necessary to reflect any greater understanding of the contingencies gained with the more recent periodic filing of the target.

Response:

In response to the Staff’s comment, the Registrant has updated its disclosure on page 52 regarding management’s assessment of the valuation of contingencies. The Registrant respectfully advises the Staff that based on its review of Diamond’s 10-Q filing for the quarter ended October 31, 2015, as well as further discussions with Diamond management, it has no better information that would require modifications to Diamond’s current application of the guidance in FASB ASC 405.

Note 7 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 53

5.	We note your disclosure in Item (L) on page 55 that your debt adjustment reflects approximately $1.025 billion in new term loans, and that you will not borrow any amounts under a bridge loan agreement. Please expand your disclosure to include any material provisions and terms of the new loans you have arranged to obtain.

Response:

United States Securities and Exchange Commission

December 22, 2015

In response to the Staff’s comment, the Registrant has updated its disclosure on page 55 to include material provisions and terms of the new loans entered into on December 16, 2015, as discussed in the Registrant’s Form 8-K filed on December 16, 2015.

Note 8 – Adjustments to the Unaudited Pro Forma Condensed Combined Income Statements, page 56

6.	We note that you have an adjustment in Item (R) on page 57 to remove amortization that is reflected in the Diamond historical financial statements related to its amortization of definite-lived intangible assets. While we understand the component related to incremental amortization for definite-lived intangible assets newly identified in conjunction with your purchase price allocation, your rationale for removing the historical amortization is unclear. Please explain how you determined that this component of the adjustment is factually supportable.

Response:

In response to the Staff’s comment, the Registrant has updated its disclosure of amortization expense on page 58 in order to clarify its adjustment calculation.

7.	We note your disclosure in Item (S) on page 58 indicating the weighted average interest rate assumed on the incremental $1.05 billion in debt is 2.26%. Please modify your disclosure to clarify whether this represents a committed or current rate, and also to clarify any uncertainties associated with your assumption of obtaining financing on these terms. If there is a reasonable possibility that you will utilize the bridge loan agreement referenced in your disclosure instead, then please also disclose the interest rate that would apply, as well as any other salient provisions and terms; also explain how you determined that the weighted average interest rate assumed is factually supportable and reflects your current interest rate environment.

Response:

In response to the Staff’s comment, the Registrant has modified its disclosure on page 58 to update its interest rate concurrent with its recently signed credit agreement. The interest rate utilized represents a committed variable rate as of December 18, 2015. The Registrant has also updated its disclosure to discuss the terms of the recently signed credit agreement. In light of the signing of the new credit agreement, the Registrant has removed any reference to the potential use of a bridge loan to fund this acquisition.

United States Securities and Exchange Commission

December 22, 2015

Diamond Proposal 1: Adoption of the Merger Agreement and Snyder’s-Lance Proposal 1: Approval of the Stock Issuance, page 84

Background of the Proposed Merger, page 84

8.	Please confirm that all material presentations or reports, both oral and written, provided by financial advisors have been summarized and that you have filed any written materials, including board books, as exhibits pursuant to Item 21(c) of Form S-4, or revise. In this regard, we note that Morgan Stanley (with Mr. Lee) provided certain presentations to the Snyder’s-Lance board on July 7, July 16 and October 14, 2015, and Snyder’s-Lance and Morgan Stanley provided Credit Suisse with financial projections, assessments as to potential transaction synergies and planned operating costs reductions on October 21, 2015.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that the Registrant confirms that all material presentations or reports, both oral and written, provided by financial advisors have been summarized. We also respectfully inform the Staff that it is the Registrant’s view that the presentations provided by Morgan Stanley & Co. LLC (“Morgan Stanley”) to the Registrant’s board of directors on July 7, July 16 and October 14, 2015 (the “Morgan Stanley Presentations”) were primarily a summary of terms and conditions of possible bids for Diamond and do not constitute “reports, opinions or appraisals” materially related to the transaction for purposes of Item 4(b) of Form S-4 and that the written materials related to such presentations are therefore not required to be provided pursuant to Item 21(c) of Form S-4. We note that Morgan Stanley did not deliver an opinion in connection with the transaction contemplated by the Registrant’s Form S-4.

The Registrant believes that because the Morgan Stanley Presentations and other similar presentations do not constitute reports, opinions or appraisals materially related to the transaction that was approved by the Registrant’s board of directors, a description of such information would be immaterial and potentially confusing to shareholders as such information would not relate to a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4. Accordingly, we do not believe that it would be customary or appropriate to provide disclosure of this information.

In response to the Staff’s comment, the presentation materials prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) in connection with its opinion, dated October 27, 2015, to the Company’s board of directors under the caption “Opinion of Snyder’s-Lance’s Financial Advisor” and the presentation materials prepared by Credit Suisse Securities (USA) LLC (“Credit Suisse”) in connection with its opinion, dated October

United States Securities and Exchange Commission

December 22, 2015

27, 2015, to Diamond’s board of directors under the caption “Opinion of Diamond’s Financial Advisor” are being provided to the Staff under separate cover by respective counsel for Deutsche Bank and Credit Suisse on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, respective counsel for Deutsche Bank and Credit Suisse have requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, respective counsel for Deutsche Bank and Credit Suisse also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

9.	We note that on July 16, 2015 Mr. Lee and representatives of Morgan Stanley presented to the Snyder’s-Lance board certain proposed terms to be sent to Diamond. We further note that Snyder’s-Lance delivered to Diamond on July 17, 2015 a non-binding indication of interest proposing a stock-cash consideration of 0.75 of a share of Snyder’s-Lance common stock and $12.50 in cash for each outstanding share of Diamond stock. Please clarify whether Mr. Lee and/or representatives of Morgan Stanley suggested the merger consideration and describe how the preliminary stock-cash consideration was determined.

Response:

In response to the Staff’s comment, the Registrant has updated its discussion on page 89 to provide further disclosure regarding how the merger consideration was suggested and how the preliminary stock-cash consideration was determined.

10.	We note that Credit Suisse used internal financial forecasts and estimates provided by management for Snyder’s-Lance in preparing their fairness opinions. In particular, we note that Credit Suisse relied upon financial forecasts and estimates of Snyder’s-Lance in preparing its Selected Public Companies Analysis, Discounted Cash Flow Analysis, and Potential Value Created Analysis, including a combined discounted cash flow analysis. Please disclose any material forecasts and estimates, including synergies and underlying assumptions in connection therewith, provided to Credit Suisse. Alternatively, please explain why such information is not material to security holders.

Response:

The Registrant respectfully confirms for the Staff that the disclosures under the caption “Unaudited Prospective Financial Information” on page 131, together with the

United States Securities and Exchange Commission

December 22, 2015

disclosures regarding synergies under the caption “Diamond’s Reasons for the Proposed Merger; Recommendation of the Proposed Merger by the Diamond Board of Directors” on page 101, collectively summarize all material forecasts and estimates, including synergies and underlying assumptions in connection therewith, provided to Credit Suisse.

In connection with any request to accelerate the effective date of the Registration Statement, The Registrant will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 891-1672 or Kevin T. Collins at (212) 891-1634 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Jeannette Wong, Karl Hiller and Karina Dorin
United States Securities and Exchange Commission
Douglas N. Cogen, Esq., Horace Nash, Esq. and Kee Bong Kim, Esq.
Fenwick & West LLP